Exhibit 99.52

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

April 23, 2019

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on April 23, 2019 and disseminated on newswires in Canada.

Item 4 -	Summary of Material Change

Prometic completes refinancing transactions including C$75 million (approximately US$56 million) in gross proceeds from new equity financing.

Item 5 -	Full Description of Material Change

Prometic announced the closing of the recapitalization and equity offering previously announced on April 15, 2019. Prometic received C$75 million (approximately US$56 million) in gross proceeds from the equity offering led by Consonance Capital Management (“Consonance”) and Structured Alpha LP (“SALP”) and converted into equity substantially all of its indebtedness to SALP.

Upon the closing of these transactions, the Corporation has 20,947,510,578 common shares issued and outstanding on a fully-diluted basis, including all outstanding warrants, stock options and restricted share units.

Prometic intends to commence the previously-announced rights offering to its shareholders of record in May 2019 and to seek approval from its shareholders for a share consolidation at its next special Annual General Meeting of its shareholders, scheduled to be held in Montreal, Quebec on June 19, 2019.

Prometic also announced the appointment of Stefan Clulow, Managing Director and Chief Investment Officer of Thomvest Asset Management, as Chair of Prometic’s Board of Directors and Kenneth Galbraith as Chief Executive Officer. Concurrent with these leadership changes, Professor Simon Best has been appointed Prometic’s Lead Independent Director, and Dr. Benny Soffer, of Consonance, has been designated as a Prometic board observer.

“Professor Best’s leadership as Chair and interim CEO has enabled Prometic to make its way successfully through very challenging circumstances. On behalf of Prometic and its stakeholders, I thank Professor Best for his contribution to the company,” stated Mr. Clulow, Chair of the Board of Prometic.”

“I am also pleased to have Kenneth Galbraith join Prometic as CEO. Mr. Galbraith’s long record of success as an executive and investor gives us confidence that Prometic has the executive leadership, as well as the financial resoures, necessary to realize the value of the company’s assets,” stated Mr. Stefan Clulow. “We look forward to working with our new partners at Consonance to support Mr. Galbraith in realizing his vision for the company.”

Mr. Kenneth Galbrath, Prometic’s CEO, stated: “I am excited to join Prometic and look forward to working with the Board, the management team, and employees at Prometic and our strategic partners, to build a successful and focused global company which can discover and develop novel medicines that address unmet needs for patients with serious diseases in multiple therapeutic areas of interest. I look forward to discussing our plans further with shareholders at our first quarter earnings release in May”.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

April 24, 2019

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Legal Officer and
Corporate Secretary